UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-26867

Pivotal Corporation

(exact name of registrant as specified in its charter)

700-858 Beatty Street, Vancouver, BC, Canada V6B 1C1 (604) 699-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares
(Title of each class of securities covered by this Form)

n/a
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☒	Rule 12h-3(b)(2)(i)	☒
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date? one

Pursuant to the requirements of the Securities Exchange Act of 1934, Pivotal Corporation has caused this certification/notice to be signed on its behalf by undersigned duly authorized person.

Date:	May 4, 2004	By:	“Trevor Wiebe”
Trevor Wiebe, In-house Counsel & Corporate Secretary